Pricing Supplement No. 38 to the Prospectus dated December 21, 2005 and the
                  Prospectus Supplement dated December 21, 2005

[RBC LOGO]  US$1,944,000
            Royal Bank of Canada
            Principal Protected Multi Asset Class Linked Notes, due April 29, 2011

Issuer:                    Royal Bank of Canada ("Royal Bank")
Series:                    Senior Global Medium-Term Notes, Series B
Trade Date:                October 27, 2006
Issue Date:                October 31, 2006
Maturity Date and Term:    April 29, 2011 (resulting in a term to maturity of
                           four and a half years)
Coupon:                    We will not pay you interest during the term of the
                           Notes.
Underlying Assets:         The Notes are linked to the value of a substantially
                           equally weighted portfolio of three major global indices (the "Underlying Indices" and each, an "Underlying Index") and three commodities (the
                           "Underlying Commodities" and each, an Underlying
                           Commodity" and with the Underlying Indices, the "Underlying Assets"). Such weightings will be achieved by providing a Component Weight for each Underlying Asset as follows:

                           Underlying Asset                             Component Weight       Initial Asset Levels
                           ----------------                             ----------------       --------------------
                           S&P 500 Index(R)                                 16.6666%                 1,337.34
                           Dow Jones EURO STOXX 50(R) Index                 16.6666%                 4,017.27
                           Nikkei 225 Index(R)                              16.6666%                16,669.07
                           WTI Crude Oil                                    16.6666%              $60.75/barrel
                           Copper                                           16.6666%                $7,513/ton
                           Gold                                             16.6670%            $596.25/troy ounce

                           The Initial Asset Levels are the closing levels (in
                           the case of the Underlying Indices) or prices (in the
                           case of the Underlying Commodities) of the Underlying
                           Assets on October 27, 2006 (the "initial valuation
                           date").
Minimum Investment:        US$5,000 (Subject to such other restrictions, as may
                           be applicable to such investors under the private
                           offering rules of any jurisdiction outside the United
                           States. See "Risk Factors--Non-U.S. Investors May Be
                           Subject to Certain Additional Risks.")
Denomination:              US$1,000 and integral multiples of US$1,000
                           thereafter (except that non-U.S. investors may be
                           subject to higher minimums).
Payment at Maturity:       The amount payable on each Note upon maturity will be
                           equal to the sum of (a) the Principal Amount of the
                           Note, plus (b) any Asset Interest.
Asset Interest:            Asset Interest, if any, on each Note upon maturity .
                           will equal the Principal Amount x Percentage Change.
                           Asset Interest may not be less than zero.
Percentage Change:         Percentage Change will equal an amount, expressed as
                           a percentage and rounded to four decimal places, equal to the sum of the Weighted Component Changes for the Underlying Assets.
                           The "Weighted Component Change" for an Underlying
                           Index will be determined as follows:

                         Component     (Final Asset Level - Initial Asset Level)
                           Weight   X  -----------------------------------------
                                               Initial Asset Level

                           If the sum of the Weighted Component Changes is a negative number, then the Percentage Change will be deemed to be zero.

Final Asset Levels:        The closing levels of the Underlying Indices and
                           closing prices of the Underlying Commodities on April
                           27, 2011 (the "final valuation date").
Clearance and Settlement:  DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg
                           as described under "Ownership and Book-Entry
                           Issuance" in the accompanying prospectus).
CUSIP Number:              78008ECD7
Listing:                   The Notes will not be listed on any securities
                           exchange or quotation system.
Calculation Agent:         The Bank of New York

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-4 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.


                                                                                                            Proceeds to
                                                             Price to Public     Agent's Commission     Royal Bank of Canada
                                                             ---------------     ------------------     --------------------
 Per Note.................................................        100%                   3%                     97%
 Total....................................................     $1,944,000             $58,320                $1,885,680


                         RBC Capital Markets Corporation
                    Pricing Supplement dated October 27, 2006

"Standard & Poor's(R)", "S&P(R)" and "S&P 500 Index(R)" are trademarks of The McGraw-Hill Companies, Inc. "Dow Jones Euro STOXX 50(R) Index" is a service mark of Dow Jones & Company, Inc. and STOXX Limited. "Nikkei 225 Index(R)" is a trademark of Nihon Keizai Shimbun, Inc. These marks have been licensed for use by Royal Bank of Canada. The Principal Protected Multi Asset Class Linked Notes, due April 29, 2011 (the "Notes") are not sponsored, endorsed, sold or promoted by Standard & Poor's, STOXX Limited, Dow Jones & Company, Inc. or Nihon Keizai Shimbun, Inc. and none of these parties makes any representation, warranty, or condition regarding the advisability of investing in the Notes. The licensing relating to the use of the Underlying Indices (as defined herein) and trademarks referred to above by Royal Bank of Canada is solely for the benefit of Royal Bank of Canada, and not for any third parties. The only relationship of Standard & Poor's, STOXX Limited, Dow Jones & Company, Inc. and Nihon Keizai Shimbun, Inc. to Royal Bank of Canada is the licensing of certain trademarks and trade names of the Underlying Indices, which are determined, composed and calculated by each Index Source (as defined herein) without regard to Royal Bank of Canada or the Notes. The Index Sources have no obligation to take the needs of Royal Bank of Canada or the holders into consideration in determining, composing or calculating the Underlying Indices. The Index Sources are not responsible for and have not participated in the determination of the timing or pricing of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. The Index Sources have no obligation or liability in connection with the administration, marketing or trading of the Notes.

     THE INDEX SOURCES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN AND THE INDEX SOURCES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX SOURCES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK OF CANADA, THE HOLDERS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX SOURCES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO AN UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX SOURCES HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES OR LOSSES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                                TABLE OF CONTENTS

Pricing Supplement

Summary...............................................................................................         P-1
Risk Factors..........................................................................................         P-4
Summary Information Regarding the Underlying Assets...................................................        P-10
Payment Under the Notes...............................................................................        P-21
Use of Proceeds and Hedging...........................................................................        P-27
Supplemental Tax Considerations.......................................................................        P-28
Supplemental Plan of Distribution.....................................................................        P-30
Documents Filed as Part of the Registration Statement.................................................        P-30

Prospectus Supplement
About This Prospectus Supplement......................................................................         S-3
Recent Developments...................................................................................         S-3
Consolidated Ratios of Earnings to Fixed Charges......................................................         S-3
Risk Factors..........................................................................................         S-4
Use of Proceeds.......................................................................................         S-7
Description of the Notes We May Offer.................................................................         S-8
Certain Income Tax Consequences.......................................................................        S-27
Employee Retirement Income Security Act...............................................................        S-40
Supplemental Plan of Distribution.....................................................................        S-41
Documents Filed as Part of the Registration Statement.................................................        S-46

Prospectus
Documents Incorporated by Reference...................................................................           1
Where You Can Find More Information...................................................................           3
About This Prospectus.................................................................................           3
Caution Regarding Forward-Looking Information.........................................................           4
Royal Bank of Canada..................................................................................           5
Risk Factors..........................................................................................           5
Use of Proceeds.......................................................................................           5
Consolidated Ratios of Earnings to Fixed Charges......................................................           6
Description of Securities We May Offer................................................................           6
Additional Mechanics..................................................................................           9
Special Situations....................................................................................          11
Subordination Provisions..............................................................................          13
Defeasance............................................................................................          14
Events of Default.....................................................................................          15
Ownership and Book-Entry Issuance.....................................................................          16
Our Relationship with the Trustee.....................................................................          21
Tax Consequences......................................................................................          21
Plan of Distribution..................................................................................          22
Validity of Securities................................................................................          23
Experts...............................................................................................          23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others.........................          24
Documents Filed as Part of the Registration Statement.................................................          24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Principal Protected Multi Asset Class Linked Notes, due April 29, 2011 (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and participation in the equal-weighted return of the Underlying Assets over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated December 21, 2005, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated December 21, 2005, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for 100% participation in potential increases in the level of the Underlying Assets. You will receive 100% of any such gains at maturity.

o Principal Protection--At maturity, your principal is fully protected against a decline in the Underlying Assets.

Selected Risk Considerations

     An investment in the Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" on page P-4.

o Principal Protection Only If You Hold the Notes to Maturity--You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount and you will not have principal protection for a decline in the level of the Underlying Assets.

o Market Risk--The return on the Notes, which may be positive or negative, is linked to the performance of the Underlying Assets, and will depend on whether, and the extent to which, the Asset Interest is positive or negative.

o No Interest Payments--You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the S&P 500 Index(R) (the "S&P 500 Index Constituent Stocks"), the Dow Jones EURO STOXX 50(R) Index (the "DJ STOXX Index Constituent Stocks"), and the Nikkei 225 Index(R) (the "Nikkei Index Constituent Stocks," and together with the S&P 500 Constituent Stocks, the DJ STOXX Index Constituent Stocks, and the Nikkei Index Constituent Stocks, the "Constituent Stocks").

o No Direct Exposure to Fluctuations in Foreign Exchange Rates--The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which some of the Constituent Stocks are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in payment at maturity.

o No Listing--The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. The Underwriter and other affiliates of the Bank currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.

The Notes May Be a Suitable Investment for You If:

o You seek an investment with a return linked to the performance of the Underlying Assets.

o You seek an investment that offers principal protection when the Notes are held to maturity.

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes May Not Be a Suitable Investment for You If:

o    You are unable or unwilling to hold the Notes to maturity.

o You seek an investment with direct exposure to fluctuations in foreign exchange rates.

o You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

o    You seek current income from your investments.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

     Your Notes will be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to 5.12% per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-30.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-30.

Concerning the Trustee, Exchange Rate Agent and Calculation Agent

     Effective October 2, 2006 The Bank of New York acquired the corporate trust business of JPMorgan Chase Bank, N.A. and accordingly The Bank of New York is the successor trustee for our senior debt securities and subordinated debt securities. The Bank of New York is also the successor exchange rate agent and calculation agent for our Senior Global Medium-Term Notes, Series B from and after such date.

Sample Calculations of the Payment Amount

     The examples set out below are included for illustration purposes only. The levels of the Underlying Asset used to illustrate the calculation of Asset Interest are not estimates or forecasts of the Initial Asset Levels and Final Asset Levels (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") of the Underlying Indices on which the calculation of the Percentage Change, and in turn Asset Interest, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example #1 -- Calculation of the Payment Amount where Percentage Change of the Underlying Assets is positive.

     It is assumed that the Initial Asset Levels and the Final Asset Levels of the Underlying Assets are as illustrated below. The Payment Amount would be calculated as follows:

                                                                                                           Weighted
                                   Initial Asset Level  Final Asset Level                   Component      Component
      Underlying Asset                 (Example)           (Example)        % Change         Weight         Change
      ----------------                 ---------           ---------        --------         ------         ------
S&P 500 Index(R)...........               1,300.00           1,846.00       42.0000%        16.6666%       7.0000%

Dow Jones EURO
  STOXX 50(R) Index........               3,800.00           4,256.00       12.0000%        16.6666%       2.0000%

Nikkei 225 Index(R)........              15,500.00          14,570.00       -6.0000%        16.6666%      -1.0000%

WTI Crude Oil..............                 $62.00             $76.88       24.0000%        16.6666%       4.0000%

Copper.....................              $7,450.00          $8,791.00       18.0000%        16.6666%       3.0000%

Gold.......................                $590.00            $873.20       48.0000%        16.6670%       8.0000%
                                                                                                           -------
Sum........................                                                                               23.0000%


Percentage Change = 23.0000%

Asset Interest = $10,000 x 23.0000% = $2,300.00

Payment Amount = $10,000 + $2,300.00 = $12,300.00



Example #2 -- Calculation of the Payment Amount where Percentage Change of the Underlying Assets is negative.

     It is assumed that the Initial Asset Levels and the Final Asset Levels of the Underlying Assets are as illustrated below. The Payment Amount would be calculated as follows:

                                                                                                           Weighted
                                   Initial Asset Level  Final Asset Level                   Component      Component
      Underlying Asset                 (Example)           (Example)        % Change         Weight         Change
      ----------------                 ---------           ---------        --------         ------         ------
S&P 500 Index(R)...........               1,300.00           1,066.00      -18.0000%        16.6667%      -3.0000%

Dow Jones EURO
  STOXX 50(R) Index........               3,800.00           3,572.00       -6.0000%        16.6667%      -1.0000%

Nikkei 225 Index(R)........              15,500.00          19,220.00       24.0000%        16.6667%       4.0000%

WTI Crude Oil..............                 $62.00             $35.96      -42.0000%        16.6667%      -7.0000%

Copper.....................              $7,450.00          $4,768.00      -36.0000%        16.6667%      -6.0000%

Gold.......................                $590.00            $625.40        6.0000%        16.6670%       1.0000%
                                                                                                           -------
Sum........................                                                                              -12.0000%


Percentage Change = 0.0000%

Asset Interest = $10,000 x 0.0000% = $0.00

Payment Amount = $10,000 + $0.00 = $10,000.00

                                  RISK FACTORS

     The return on the Notes is linked to the performance of the Underlying Assets. Investing in the Notes is not equivalent to a direct investment in the Underlying Assets. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, including the "Risk Factors"
section in the prospectus supplement, before investing in the Notes.

Any positive return in any Underlying Assets may be offset by a negative return in another Underlying Asset.

     The Notes are linked to three Underlying Indices: the S&P 500 Index(R), the Dow Jones EURO STOXX 50(R) Index, and the Nikkei 225 Index(R), and three Underlying Commodities: WTI crude oil, copper and gold, each of which is an Underlying Asset in this pricing supplement. Each of the Underlying Assets is given approximately equal weight in calculating Asset Interest. A positive return in any Underlying Asset may be offset by a negative return in another Underlying Asset resulting in a negative Percentage Change and, as a result, Asset Interest equal to zero.

Owning the Notes is not the same as owning the Constituent Stocks included in the Underlying Indices.

     The return on your Notes may not reflect the return you would realize if you actually owned the Constituent Stocks. This is the case because the levels of the Underlying Indices are calculated in part by reference to the prices of the Constituent Stocks without taking into consideration the value of dividends paid on those stocks.

Changes that affect the Underlying Indices will affect the market value of the Notes and the amount you will receive at maturity.

     The policies of Standard & Poor's (a division of The McGraw Hill Companies, Inc.) (the "S&P 500 Index Source") with respect to the S&P 500 Index(R), STOXX Limited (a joint venture between Deutsche Boerse AG, Dow Jones & Company and SWX Swiss Exchange) (the "DJ STOXX Index Source") with respect to the Dow Jones EURO STOXX 50(R) Index, and Nihon Keizai Shimbun, Inc. (the "Nikkei Index Source") with respect to the Nikkei 225 Index(R) (the S&P 500 Index and Source, the DJ STOXX Index Source and the Nikkei Index Source, collectively, the "Index Sources") concerning the calculation of the Underlying Indices, additions, deletions or substitutions of the Constituent Stocks and the manner in which changes affecting the Constituent Stocks or the issuers of the Constituent Stocks, such as stock dividends, reorganizations or mergers, are reflected in its respective Underlying Index, could affect its respective Underlying Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if any Index Source changes these policies, for example by changing the manner in which it calculates its respective Underlying Index, or if any Index Source discontinues or suspends calculation or publication of its respective Underlying Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur or if the Final Asset Level is not available because of a market disruption event or for any other reason, the Calculation Agent--which initially will be The Bank of New York--may determine the Final Asset Level or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.

Your Note May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Underlying Asset, If Such Appreciation Is Not Reflected in the Reference Prices on the Final Valuation Date

     If the Percentage Changes is zero or negative on the final valuation date, then the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the levels or prices of some or all of the Underlying Assets as of some date or dates prior to the final valuation date may have been higher, because the payment at maturity will be calculated only on the basis of the levels of the Underlying Indices and the spot prices and settlement prices of certain futures and forward contracts (or otherwise determined by the calculation agent, in the case of an extraordinary event) related to the Underlying Commodities on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

There may not be an active trading market in the Notes, and sales in the secondary market may result in significant losses.

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. The Underwriter and other affiliates of the Bank currently intend to make a market for the Notes, although they are not required to do so. The Underwriter or any other affiliate of the Bank may stop any such market making activities at any time.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The market value of the Notes may be influenced by unpredictable factors, including volatile equity index levels and commodity futures prices.

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the levels of the Underlying Indices and the spot prices and settlement prices of the exchange-traded futures and forward contracts related to the Underlying Commodities on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the volatility of each Underlying Asset (i.e., the frequency and magnitude of changes in the level or price of each Underlying Asset);

     o the composition of each Underlying Index and changes to its Constituent Stocks;

     o    the market prices of the Constituent Stocks and the Underlying
          Commodities;

     o the dividend rate paid on Constituent Stocks (while not paid to the holders of the Notes, dividend payments on Constituent Stocks may influence the market price of Constituent Stocks and the level of each Underlying Index, and therefore affect the market value of the Notes);

     o the volatility of the exchange rate between the U.S. dollar and each of the currencies upon which the non-U.S. dollar denominated Constituent Stocks are denominated;

     o interest rates in each market related to the S&P 500 Index Constituent Stocks, the DJ STOXX Index Constituent Stocks and the Nikkei Index Constituent Stocks;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with the Underwriter or any other market maker;

     o economic, financial, political, regulatory, or judicial events that affect the level of the Underlying Indices or Underlying Commodities or the market price of the Constituent Stocks or that affect stock and commodity markets generally; and

     o    the creditworthiness of the Bank.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices, which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts involving the Underlying Commodities and, therefore, the value of your Notes.

Risks You Should Consider Relating to Trading of Commodities on the London Metals Exchange and the London Bullion Market Association

     The market price of copper will be determined by reference to the settlement prices of contracts traded on the London Metals Exchange (the "LME"). As discussed below, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of copper, and consequently the payment at maturity, could be adversely affected.

     The Reference Price of gold will be determined by reference to fixing prices reported by London Gold Market Fixing Limited (the "LGMFL"). The LGMFL is comprised of five of the market-making members of the London Bullion Market Association ("LBMA"). The London Bullion Market Association ("LBMA") is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA (five of whom comprise the LGMFL) are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. Royal Bank of Canada Limited, a wholly owned subsidiary of Royal Bank, is a market making member of the LBMA but not a member of the LGMFL. If the LBMA or the LGMFL should stop operations, if bullion trading should become subject to a value added tax, any other tax or any other form of regulation currently not in place, the role of the LGMFL price fixings as a global benchmark for the value of gold may be adversely affected. The London bullion market is a principals' market, which operates in a manner more closely analogous to the over-the-counter physical commodity market than U.S. futures markets, and certain features of U.S. futures contracts are not present in the context of bullion market trading. For example, there are no daily price limits on the bullion market, which would otherwise restrict fluctuations in the prices of gold contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Trading and other transactions by the Bank or its affiliates in Constituent Stocks, futures, options, exchange-traded funds or other derivative products on Constituent Stocks, Underlying Indices or Underlying Commodities, may impair the market value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-27, the Bank or its affiliates may hedge their obligations under the Notes by purchasing Underlying Assets, including Constituent Stocks, futures or options on Constituent Stocks or one or more of the Underlying Indices or one or more of the Underlying Commodities, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices or one or more of the Underlying Commodities, and they may adjust these hedges by, among other things, purchasing or selling Constituent Stocks, futures, options, or exchange-traded funds or other derivative instruments on any Underlying Asset at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Constituent Stocks or Underlying Commodities and the levels of one or more of the Underlying Indices and, therefore, the market value of the Notes. It is possible that the Bank or its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     The Bank or its affiliates may also engage in trading in Underlying Assets and other investments relating to Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of Constituent Stocks or Underlying Commodities and the levels of one or more of the Underlying Indices and, therefore, the market value of the Notes. The Bank or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Constituent Stocks or one or more of the Underlying Indices or one of more of the Underlying Commodities. By introducing competing products into the marketplace in this manner, the Bank or its affiliates could adversely affect the market value of the Notes.

The business activities of the Bank or its affiliates may create conflicts of interest.

     As noted above, the Bank and its affiliates expect to engage in trading activities related to one or more of the Underlying Indices, the Underlying Commodities and the Constituent Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests the Bank and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades and options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of one or more of the Underlying Assets, could be adverse to such holders' interests as beneficial owners of the Notes.

     The Bank and its affiliates may, at present or in the future, engage in business with the issuers of the Constituent Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between the obligations of the Bank or another affiliate of the Bank and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, the Bank and the Underwriter have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Constituent Stocks and one or more of the Underlying Indices as well as with respect to the Underlying Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by the Bank, the Underwriter or other affiliates may affect the market price of the Constituent Stocks, the Underlying Commodities and the levels of the Underlying Indices and, therefore, the market value of the Notes.

You will not receive interest payments on the Notes or dividend payments on the Constituent Stocks and you will have no shareholder rights with respect to the Constituent Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Constituent Stocks. As an owner of the Notes, you will not have voting rights or any other rights that holders of Constituent Stocks may have.

The Bank and its affiliates have no affiliation with the Index Sources and are not responsible for their public disclosure of information.

     The Bank and its affiliates are not affiliated with the Index Sources in any way (except for licensing arrangements discussed below in "Summary Information Regarding the Underlying Indices" on page P-10) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to the calculation of each Underlying Index. If the Index Sources discontinue or suspend the calculation of their respective Underlying Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. Under certain circumstances, if an Index Source discontinues or suspends the calculation of its Underlying Index , the Calculation Agent may designate another third party equity index to replace such Underlying Index, provided that the Calculation Agent reasonably determines that the successor index substantially tracks the market performance of the broad local market in which the companies whose securities are represented or included in such Underlying Index participate and subject to appropriate adjustments being made to the terms and provisions of the Notes necessary or appropriate to preserve the economic value of the Notes as of the effective date of replacement. See "Payment Under the Notes--Discontinuance or Modification of an Underlying Index" beginning on page P-21. The Index Sources are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of Notes in taking any actions that might affect the value of your Notes.

     We have derived the information about each Index Source and each Underlying Index in this pricing supplement from publicly available information, without independent verification. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the Underlying Indices or the Index Sources contained in this pricing supplement. You, as an investor in the Notes, should make your own investigation into the Underlying Indices and the Index Sources.

The Bank and Its Affiliates Have No Affiliation with the LBMA, LGMFL, NYMEX or the LME and are not responsible for their public disclosure of information

     We and our affiliates are not affiliated with the LBMA, LGMFL, NYMEX or the LME in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. None of the LBMA, LGMFL, NYMEX or LME is under any obligation to continue to maintain any spot prices fixings or any futures and forward contracts. If the LBMA, LGMFL, NYMEX or LME discontinue or materially change the terms of any price fixings and any futures and forward contracts on the Underlying Commodities, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor source of spot price fixings and of futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable spot price fixing or futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes - Market Disruption Event" and "- Adjustments to the Basket and Reference Price" in this pricing supplement.

The Calculation Agent can postpone the calculation of the Final Asset Level for a particular Underlying Asset or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

     The determination of the Final Asset Level for the Underlying Assets may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date (as defined herein) for one or more of the Underlying Assets. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Asset on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days. As a result, the Maturity Date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the Final Asset Level for the Underlying Asset is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Asset Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Asset Level that would have prevailed in the absence of the market disruption event. See "Payment Under the Notes--Consequences of Market Disruption Events" beginning on page P-21.

The Asset Interest for the Notes will not be adjusted for changes in exchange rates that might affect the Dow Jones EURO STOXX 50(R) Index or the Nikkei 225 Index(R).

     Although some of the Constituent Stocks are traded in currencies other than U.S. dollars, and the Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the DJ STOXX Index Constituent Stocks and the Nikkei Index Constituent Stocks are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Asset Interest for the Notes. The amount we pay in respect of the Notes on the maturity date will be based solely upon the Asset Interest. See "Payment Under the Notes--Payment Amount on Maturity" beginning on page P-21.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Bank of New York will serve as the calculation agent. The Bank of New York will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent." The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Constituent Stocks, the Underlying Indices or the Underlying Commodities has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

An investment in the Notes is subject to risks associated with non-U.S. securities markets.

     Some of the Constituent Stocks have been issued by foreign companies. An investment in securities linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. For example, the Japanese economy has been troubled by negative or low rates of growth for many years. Many Japanese stocks have performed poorly over an extended period.

               SUMMARY INFORMATION REGARDING THE UNDERLYING ASSETS

THE UNDERLYING INDICES

         The S&P 500 Index(R)

         The S&P 500(R) Index, or S&P 500, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500(R) dates back to 1923 when Standard & Poor's introduced an index covering 233 companies. The S&P 500(R) Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the website http://www.standardandpoors.com. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

         Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. Royal Bank cannot make any assurance that the future performance of the Index or the Index Constituent Stocks will result in holders of the Notes receiving a positive return on their investment.

         S&P and Royal Bank have entered into a non-exclusive license agreement providing for the license to Royal Bank, and certain of its affiliates, in exchange for a fee, of the right to use the Index, in connection with securities, including the Notes. The Index is owned and published by S&P. The license agreement between S&P and Royal Bank provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Index to track general stock market performance. S&P's only relationship to Royal Bank is the licensing of certain trademarks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to Royal Bank or the Notes. S&P has no obligation to take the needs of Royal Bank or the owners of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ROYAL BANK, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's", "S&P", "S&P 500", "Standard & Poor's 500" and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Royal Bank. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

     The licensing agreement between the Bank and The McGraw-Hill Companies, Inc. is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.



                 Historical Performance of the S&P 500 Index(R)

     The following chart shows the performance of the S&P 500 Index(R) of the period from December 31, 1995 to October 27, 2006.

                                S&P 500 Index(R)
                               (Dec-95 to Dec-05)
                                [CHART OMITTED]


     The Dow Jones EURO STOXX 50(R) Index

     We have obtained all information regarding the Dow Jones EURO STOXX 50(R) Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, STOXX Limited. We do not assume any responsibility for the accuracy or completeness of such information. The Dow Jones EURO STOXX 50(R) Index is published by STOXX Limited, a joint venture between Deutsche Borse AG, Dow Jones & Company, Inc., Euronext Paris SA and SWX Swiss Exchange.

     As a member of the Dow Jones STOXX(R) family, the Dow Jones EURO STOXX 50(R) Index represents the performance of 50 companies representing the market sector leaders in the Eurozone. The following countries are included: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Like all Dow Jones STOXX (R) indices, it is a free float market capitalization-weighted index. Component weightings are based on the number of free float shares; i.e. those shares that are available for trading. Only common shares and others with similar characteristics are included.

     The Dow Jones EURO STOXX 50(R) Index is reviewed annually. If the number of shares changes by more than 10% (due to extraordinary corporate actions, e.g. initial public offerings, mergers and takeovers, spin-offs, delistings or bankruptcy), the number of shares are adjusted immediately. Changes of less than 10% will be implemented at the next quarterly review. Index divisors are adjusted to maintain the continuity of the Index across changes due to corporate actions. If the free float weighting of a blue chip component is more than 10% of the total free float market capitalization of the Dow Jones EURO STOXX 50(R) Index at a quarterly review, then it is reduced to 10% by a weighting cap factor that is fixed until the next quarterly review.

     The Dow Jones EURO STOXX 50(R) Index is calculated with the Laspeyres formula which measures price changes against a fixed base quantity weight. The Dow Jones EURO STOXX 50(R) Index has a base value of 1,000 on the base date December 31, 1991. The closing value of the index is calculated at 20.00 CET (Central European Time) based on the closing/adjusted price of the shares in the Dow Jones EURO STOXX 50(R) Index. If a stock did not trade all day, then the previous day's closing/adjusted price is used. The same applies in case of a suspended quotation or stock exchange holiday.

     STOXX Limited and Dow Jones & Company, Inc. have no relationship to the Bank, other than the licensing of Dow Jones EURO STOXX 50(R) Index and the related trademarks for use in connection with the Notes.

     STOXX Limited and Dow Jones & Company, Inc. do not:

     o    sponsor, endorse, sell or promote the Notes.

     o    recommend that any person invest in the Notes or any other securities.

     o have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.

     o have any responsibility or liability for the administration, management or marketing of the Notes.

     o consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50(R) Index or have any obligation to do so.

     STOXX Limited and Dow Jones & Company, Inc., will not have any liability in connection with the Notes. Specifically, STOXX Limited and Dow Jones & Company, Inc. do not make any warranty, express or implied and disclaim any and all warranty about:

     o The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50(R) Index and the data included in the Index;

     o The accuracy or completeness of the Dow Jones EURO STOXX 50(R) Index and its data; or

     o The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50(R) Index and its data.

     In addition, STOXX Limited and Dow Jones & Company, Inc. will have no liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50(R) Index or its data and under no circumstances will STOXX Limited or Dow Jones & Company, Inc. be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones & Company, Inc. knows that they might occur.

     The licensing agreement between the Bank and STOXX Limited is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

         Historical Performance of the Dow Jones EURO STOXX 50(R) Index

     The following chart shows the performance of the Dow Jones EURO STOXX 50(R) Index of the period from December 31, 1995 to October 27, 2006.

                        Dow Jones EURO STOXX 50 Index(R)
                               (Dec-95 to Dec-05)
                                [CHART OMITTED]

     The Nikkei 225 Index(R)

     We have obtained all information regarding the Nikkei 225 Index(R) contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Nihon Keizai Shimbun, Inc. ("Nihon"). We do not assume any responsibility for the accuracy or completeness of such information.

     The Nikkei 225 Index(R) is one of Japan's major stock market indices and has been calculated continuously since September 7, 1950. The Index is sponsored by Nihon, which has calculated and announced the Nikkei 225 Index(R) since 1970. Since October 1, 1985, its policy has been to calculate the Nikkei 225 Index(R) every minute during the normal trading hours on the Tokyo Stock Exchange. The current calculation method, called the Dow Jones method, has been used since 1950. This "modified price-weighted" method is different than a simple average in that the divisor is adjusted to maintain continuity and reduce the effect of external factors not directly related to the market.

     The Constituent Stocks of the Nikkei 225 Index(R) are 225 actively traded issues of the Tokyo Stock Exchange, First Section. In its selection of constituents, the intention is that the Index reflects up-to-the-moment market trends. Since October 1991, constituents are checked every year and relatively low liquidity issues are replaced with high liquidity issues. In this way, the Nikkei 225 Index(R) corresponds to the changes of the market environment.

     The Notes are not sponsored, endorsed, sold or promoted by Nihon. Nihon does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained through the use of the Nikkei 225 Index(R) or the figure at which the index stands at any particular day or otherwise. The Nikkei 225 Index(R) is compiled and calculated solely by Nihon. However, Nihon shall not be liable to any person for any error in the Nikkei 225 Index(R) and Nihon shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein. Nihon does not make any warranty or representation to the holders or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the Nikkei 225 Index(R) to track general stock market performance or any other economic factor. The only relationship of Nihon to the Bank would be the possible licensing or sub-licensing of certain trademarks, trade names and other property of Nihon and of the Nikkei 225 Index(R). Nihon does not endorse or make any judgment in respect of the Bank or any products issued by the Bank. The Nikkei 225 Index(R) is determined, composed and calculated by Nihon without regard to the Bank or the Notes. Nihon has no obligation to continue the calculation and dissemination of the Nikkei 225 Index(R) or to take the needs of the Bank or the holders into consideration in determining, composing or calculating the Nikkei 225 Index(R). Nihon is not responsible for or has not participated in the determination of the timing of, prices of, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Asset Interest under the Notes is determined. Nihon has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     Nihon does not guarantee the accuracy or the completeness of the Nikkei 225 Index(R) or of any data included in the Nikkei 225 Index(R) and has no liability (whether in negligence or otherwise) for any errors, omissions, or interruptions in the publication of, or for the unavailability or non-supply of, the Nikkei 225 Index(R) and is not obliged to advise any person of any such event. Nihon makes no warranty or condition, express or implied, as to the results to be obtained by the Bank, the holders or any other person or entity from the use of the Nikkei 225 Index(R) or any data included in that Nikkei 225 Index(R). Nihon makes no express or implied warranties or conditions, and expressly disclaims all warranties or conditions of merchantability or fitness for a particular purpose or use with respect to the Nikkei 225 Index(R) or any data included in the Nikkei 225 Index(R). Nihon disclaims responsibility for all claims whatsoever, including claims that arise out of the accident or negligence of Nihon, its related corporations and their servants and agents or acts of third parties. Without limiting any of the foregoing, in no event shall Nihon have any liability in connection with the Notes or otherwise for any special, punitive, directed or consequential damages (including loss of profits), even if notified of the possibility of such damages.

     While Nihon currently employs a defined methodology to calculate the Nikkei 225 Index(R), no assurance can be given that Nihon will not modify or change such methodology in a manner that may affect any amount of Asset Interest which may be payable to the holders. Nihon is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index(R). Neither the Bank nor any investment dealer, broker or agent selling the Notes, including the Underwriter, shall have any responsibility for the calculation and dissemination of the Nikkei 225 Index(R) (except as expressly stated in this pricing supplement) or any errors or omissions in the Nikkei 225 Index(R).


     The licensing agreement between the Bank and Nihon is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.



                Historical Performance of the Nikkei 225 Index(R)

     The following chart shows the performance of the Nikkei 225 Index(R) of the period from December 31, 1995 to October 27, 2006.


                              Nikkei 225 Index(R)
                               (Dec-95 to Dec-05)
                                [CHART OMITTED]

Historical performance of the Underlying Indices will not necessarily predict future performance of the Underlying Indices or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.



THE UNDERLYING COMMODITIES

The Principal Exchanges

     The reference prices of the WTI Crude Oil and Copper are determined by reference to the official settlement prices of futures and forward contracts traded on the following commodities markets, the LME and NYMEX. The reference price of Gold is the afternoon Gold Fixing by the LGMFL (the LME, NYMEX, LGMFL and LBMA together are "Principal Exchanges", and each a "Principal Exchange"). You should make your own investigation into the Principal Exchanges to determine whether the Notes are a suitable investment for you.

     An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin". This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as "variation margin", are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as "marking to the market".

     Futures contracts are traded on organized exchanges, known as "contract markets," through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the "SIB")).

The LME

     The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a "prompt date") from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today's Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The NYMEX

     The NYMEX, located in New York City, is the principal exchange for the trading of oil futures contracts. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil contract in March 1983 and unleaded gasoline futures in 1984.

The LBMA and the LGMFL

         The London gold bullion market is the principal global clearing center for over-the-counter gold bullion and silver bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 59 members, of which 9 are market-making members, plus a number of associate members around the world.

         Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., the LGMFL undertakes "fixing" which provides reference gold prices for that day's trading. Formal participation in the London gold fixing is traditionally limited to the LGMFL, which is comprised of five of the market-making members of the LBMA.

         Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representative at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to gold bullion market contracts and, consequently, prices could decline without limitation over a period of time.

Copper

     One of the "original" metals, copper shared an era of history with tin as a fundamental component of the Bronze Age. However, its primary properties in modern-times are its electrical conductivity and heat-transfer abilities making it invaluable for use in the building construction and electrical industries. Copper's malleability, strength and corrosion resistant qualities also make it an excellent alloying agent for the production of intricate shapes--particularly in brass and bronze. This alloying factor made copper one of the most important industrial metals of the 19th century and it naturally became the flagship contract of the LME when it was established in 1877.

     The following chart shows the performance of LME Copper for the period from December 31, 1995 to October 27, 2006.

                        LME Copper (12/31/95 - 10/27/06)
                                [CHART OMITTED]


Crude Oil

     Crude oil is the world's most actively traded commodity, and the NYMEX Division "light, sweet crude oil futures contract is the world's most liquid forum for crude oil trading, as well as the world's largest-volume futures contract" trading on a physical commodity. Because of its excellent liquidity and price transparency, the contract is used as a principal international pricing benchmark. Additional risk management and trading opportunities are offered through options on the futures contract; calendar spread options; crack spread options on the pricing differential of heating oil futures and crude oil futures and gasoline futures and crude oil futures; and average price options.

     The contract trades in units of 1,000 barrels, and the delivery point is Cushing, Oklahoma, which is also accessible to the international spot markets via pipelines. The contract provides for delivery of several grades of domestic and internationally traded foreign crudes, and serves the diverse needs of the physical market.

     Light, sweet crudes are preferred by refiners because of their low sulfur content and relatively high yields of high value products such as gasoline, diesel fuel, heating oil, and jet fuel.

     The following chart shows the performance of WTI Crude Oil for the period from December 31, 1995 to October 27, 2006.

                   NYMEX WTI Crude Oil (12/31/95 - 10/27/06)
                                [CHART OMITTED]

Gold

     The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system; expectations regarding the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted); interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other events. In addition, gold prices may be affected by industry factors such as industrial and jewelry demand; lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold; levels of gold production and production costs; and short-term changes in supply and demand because of trading activities in the gold market.

     The following chart shows the performance of Gold (using the afternoon Gold Fixing on Bloomberg page "GOLDLNPM") for the period from December 31, 1995 to October 27, 2006.

                         Gold (12/31/1995 - 10/27/2006)
                                [CHART OMITTED]

Historical performance of the Underlying Commodities will not necessarily predict future performance of the Underlying Commodities or the Notes. The source of the data displayed in these charts is Bloomberg L.P. and its accuracy cannot be guaranteed.

                             PAYMENT UNDER THE NOTES

     The following is a summary description of the basis for the calculation of the amount payable under the Notes.

Payment Amount on Maturity

     A holder's payment entitlement at maturity or "Payment Amount" will be calculated by us or by the Calculation Agent based on the following formula:

               Payment Amount = Principal Amount + Asset Interest

Calculation of Asset Interest

     "Asset Interest" payable on a Note will be an amount (if any), not less than zero, calculated based on the following formula:

             Asset Interest = (Principal Amount x Percentage Change)

     Asset Interest will represent the return on the Notes for the entire period that the Notes are issued and outstanding.

Calculation of Percentage Change

     "Percentage Change" will be a number, expressed as a percentage (rounded to four decimal places) equal to the sum of the Weighted Component Changes for the Underlying Assets.

     The "Weighted Component Change" for an Underlying Asset will be determined as follows:

          Component Weight x (Final Asset Level - Initial Asset Level)
                             -----------------------------------------
                                        Initial Asset Level

where:

     "Component Weight" for each Underlying Asset is as follows:

Underlying Asset                                     Component Weight
----------------                                     ----------------
S&P 500 Index(R)                                         16.6666%
Dow Jones EURO STOXX 50(R) Index                         16.6666%
Nikkei 225 Index(R)                                      16.6666%
WTI crude oil                                            16.6666%
Copper                                                   16.6666%
Gold                                                     16.6670%


     "Initial Asset Level" of an Underlying Asset is the level (or price in the case of an Underlying Commodity) of the Underlying Asset as of the close of trading on the Trade Date.

     "Exchange Day" means, in respect of an Underlying Asset, a day which is (or, but for the occurrence of a market disruption event, would have been) a trading day on each of the Principal Exchanges for the securities or commodity comprising such Underlying Asset, other than a day on which trading on such an exchange is scheduled to close prior to its regular closing time;

     "Final Valuation Date" means, in respect of an Underlying Asset, the date specified as such on the cover page of the pricing supplement, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following calendar day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days; and

     "Final Asset Level" of an Underlying Asset is, subject to delay or acceleration in the circumstances described under "--Consequences of Market Disruption Events", the level (in the case of an Underlying Index) and price (in the case of an Underlying Commodity) of the Underlying Asset as of the close of trading on the relevant Principal Exchange(s) on the Final Valuation Date.

     If the sum of the Weighted Component Changes is a negative number, then the Percentage Change, and in turn Asset Interest, will be deemed to be zero.

Reference Prices

The reference price for each Underlying Asset (the "Reference Price") has been determined on the initial valuation date and will be determined on the final valuation date as described below:

S&P 500(R) Index - the closing value of the S&P 500(R) Index as determined by the Index Sponsor and displayed on Bloomberg as SPX.

Dow Jones EURO STOXX 50(R) Index - the closing value of the Dow Jones EURO STOXX 50(R) Index as determined by the Index Sponsor and displayed on Bloomberg as SX5E.

Nikkei 225 Index - the closing value of the Nikkei 225 Index as determined by the Index Sponsor and displayed on Bloomberg as NKY.

Copper - the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of copper-Grade A on the LME, as determined and made public by the LME and displayed on page "MTLE" of the Reuters Monitor Money Rates Service.

WTI Crude Oil - the closing settlement price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the futures contract in respect of the first nearby month, stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg as CL1 or on Reuters as CLc1.

Gold - the afternoon Gold fixing price, expressed in US dollars, per troy ounce of Loco London good delivery Gold as determined by the LGMFL, and published on Reuters page "GOFO" and on Bloomberg page "GOLDLNPM."

Maturity Date

     The Maturity Date will be the date specified as such on the cover page of this pricing supplement, unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the second Exchange Day before this applicable day does not qualify as the Final Valuation Date in respect of any Underlying Index as determined in accordance with "--Final Valuation Date" above, then the Maturity Date will be the second Exchange Day following the last to occur of the Final Valuation Dates in respect of each Underlying Index. The Calculation Agent may postpone a Final Valuation Date--and therefore the Maturity Date--if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Consequences of Market Disruption Events

     The Calculation Agent will determine the Final Asset Level for each Underlying Asset on the Final Valuation Date. As described above, the Final Valuation Date may be postponed, and thus the determination of the Final Asset Level may be postponed if the Calculation Agent determines that, on the Final Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Assets. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Asset on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Final Asset Level be postponed by more than ten business days.

     If the determination of the Final Asset Level is postponed to the last possible day, but a market disruption event for one or more of the Underlying Assets occurs or is continuing on that day, that day will nevertheless be the date on which the Final Asset Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Asset Level that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event for the Underlying
Indices:

     o a suspension, absence or material limitation of trading in a material number of Constituent Stocks in the relevant Underlying Index for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

     o a suspension, absence or material limitation of trading in option or futures contracts relating to one or more of the Underlying Indices or a material number of Constituent Stocks in the relevant Underlying Index in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in the relevant market, as determined by the Calculation Agent in its sole discretion;

     o one or more of the Underlying Indices are not published, as determined by the Calculation Agent in its sole discretion; or

     o in any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     Any of the following will be a market disruption event for the Underlying
Commodities:

     o the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the relevant Principal Exchange or otherwise) on the relevant Principal Exchange in the applicable Underlying Commodity or a general limitation on prices for such Underlying Commodities on any Principal Exchange

     o a termination or suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to one or more Underlying Commodities on any relevant Principal Exchange or a limitation on trading in futures, forward or options contracts on any relevant Principal Exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges

     o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for the Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of an Underlying Commodity

     o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

     o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to an Underlying Commodity or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of commodities, contracts or other instruments generally on any Principal Exchange.

     The following events will not be market disruption events:

     o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

     o a decision to permanently discontinue trading in the option or futures contracts relating to one or more of the Underlying Indices or any Constituent Stocks.

     For this purpose, an "absence of trading" in the primary securities market on which option or futures contracts related to an Underlying Index or any Constituent Stocks are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Available Information Respecting Percentage Change

     A holder may obtain current information with respect to the amount that would be the Percentage Change at a point in time from its dealer or financial advisor or by contacting a representative of the Calculation Agent. Such amount will be calculated on the basis described under "Payment Under the Notes--Calculation of Percentage Change" as if the date on which the information is provided was the Maturity Date.

     Neither we nor the Calculation Agent assume responsibility for the accuracy or completeness of such information. In particular, if an Extraordinary Event or other circumstance occurs which would otherwise require the appointment of Calculation Experts, prior to the time when we are required to do so, we (including through the Calculation Agent) will use our best efforts to determine the Percentage Change. However, we and the Calculation Agent do not, and will not, assume any liability to holders for such calculations or for any actions, including a sale of the Notes, taken by holders in reliance upon our calculations.

Discontinuance or Modification of an Underlying Index; Adjustments to the Underlying Commodities and Reference Prices

     If any Index Source discontinues publication of its respective Underlying Index and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the particular Underlying Index and approves such substitute index as a successor index, then the Calculation Agent will determine the Final Asset Level and the amount payable at maturity by reference to such successor index.

     If the Calculation Agent determines that the publication of one or more of the Underlying Indices are discontinued and that there is no successor index on any date when the level of the particular Underlying Index is required to be determined, the Calculation Agent will instead make the necessary determination by reference to a group of stocks or one or more indices and a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the particular Underlying Index.

     If the Calculation Agent determines that the securities included in the Underlying Indices or the method of calculating an Underlying Index have changed at any time in any respect that causes the Underlying Index not to fairly represent the level of the Underlying Index had such changes not been made or that otherwise affects the calculation of the Final Asset Level or the amount payable at maturity, then the Calculation Agent may make adjustments in this method of calculating the particular Underlying Index that it believes are appropriate to ensure that the Final Asset Level used to determine the amount payable on the Maturity Date is equitable. All determinations and adjustments to be made by the Calculation Agent with respect to the Final Asset Level, the amount payable at maturity or otherwise relating to the level of the Underlying Indices may be made by the Calculation Agent in its sole discretion.

     In the event that an official settlement price or level is not available for an Underlying Commodity for whatever reason, including any discontinuance of trading in a relevant contract by the LME or NYMEX, then the calculation agent may take such action, including adjustments to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Underlying Commodity is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Underlying Commodity by reference to another contract for the Underlying Commodity traded on another exchange or to its bid for the Underlying Commodity for delivery on the final valuation date.

     In the event that the terms of any contract used for determining the Reference Price of any Underlying Commodity traded on a commodity exchange are changed in a material respect by the commodity exchange upon which the contract trades, the calculation agent may take such action, including adjustments to the method of determining the Reference Price of that Underlying Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

      No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Underlying Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Role of the Calculation Agent

     The Bank of New York will serve as the Calculation Agent. The Calculation Agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the Final Asset Level, the return of any Underlying Index and the amount payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. Please note that the firm named as the Calculation Agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the Calculation Agent after the original issue date without notice.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our Senior Global Medium-Term Notes, Series B, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of that Note. Although the terms of the Notes may differ from those of the other Senior Global Medium-Term Notes, Series B, holders of specified percentages in principal amount of all Senior Global Medium-Term Notes, Series B, together in some cases with other series of our debt securities, will be able to take action affecting all the Senior Global Medium-Term Notes, Series B, including the Notes. This action may involve changing some of the terms that apply to Senior Global Medium-Term Notes, Series B, accelerating the maturity of the Senior Global Medium-Term Notes, Series B after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Events of Default."

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Indices and/or listed and/or over-the-counter options, futures or exchange-traded funds on Constituent Stocks or one or more of the Underlying Indices prior to and/or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may, with respect to the Underlying Indices:

     o    acquire or dispose of securities of the issuers of Constituent Stocks,

     o acquire or dispose of positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of any Underlying Index or the value of the Constituent Stocks,

     o acquire or dispose of positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or stocks, or

     o    any combination of the three.

     Similarly, we or our affiliates may, with respect to the Underlying
Commodities:

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Underlying Commodities,

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Constituent Stocks, listed or over-the-counter options or futures on Constituent Stocks or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on indices designed to track the performance of any Underlying Index or other components of foreign equity markets. It may also involve sales or purchases of Underlying Commodities, listed or over-the-counter options or futures or forwards on Underlying Commodities or listed or over-the-counter options, futures, forwards, exchange-traded funds or other instruments based on the level of indices designed to track the performance of the Underlying Commodities or other components of the commodities market.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" on page P-4 for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain United States and Canadian tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

     We have determined that the comparable yield for the Notes is equal to 5.12% per annum, compounded semiannually, with a projected payment at maturity of $12,554.58 based on an investment of $10,000.

     You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

     If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

     If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

     Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Asset Interest) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 3%. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to 3% of the principal amount of the Notes. The Underwriter may allow, and the broker or dealers may re-allow, a discount not to exceed 3% of the principal amount of the Notes. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

     In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

              DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in the accompanying prospectus and prospectus supplement under "Documents Filed as Part of the Registration Statement", the following documents will be filed with the Securities and Exchange Commission and incorporated by reference as part of the Registration Statement to which this pricing supplement relates (the "Registration Statement"): (i) the Terms Agreement, dated the date of this pricing supplement, between us and the Underwriter and (ii) the consent of Deloitte & Touche LLP to the incorporation by reference of their report dated November 30, 2005 to the shareholders of the Bank on the financial statements of the Bank as at October 31, 2005 and 2004 and for each of the years in the three-year period ended October 31, 2005. Such documents will not be incorporated by reference into this pricing supplement or the accompanying prospectus or prospectus supplement.

     Additional exhibits to the Registration Statement to which this pricing supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

                                                           Deloitte & Touche LLP
                                                                       BCE Place
                                                                  181 Bay Street
                                                                      Suite 1400
                                                              Toronto ON M5J 2V1
                                                                          Canada
                                                             Tel: (416) 601-6150
                                                             Fax: (416) 601-6590
                                                                 www.deloitte.ca


EXHIBIT A

                                Auditors' Consent

     We refer to the Pricing Supplement No. 38 of Royal Bank of Canada (the "Bank") dated October 27, 2006 relating to the offering of US$1,944,000 Senior Global Medium-Term Notes, Series B, Principal Protected Multi Asset Class Linked Notes, due April 29, 2011, to the Prospectus Supplement dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Global Medium-Term Notes, Series B to the short form base shelf prospectus dated December 21, 2005 relating to the offering of up to US$6,000,000,000 Senior Debt Securities and Subordinated Debt Securities (Subordinated Indebtedness) (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

     We consent to the incorporation by reference in the Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2005. Our report is dated November 30, 2005.



(signed) "Deloitte & Touche LLP"
 Chartered Accountants

Toronto, Canada
October 27, 2006

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                  US$1,944,000

                                   [RBC LOGO]

                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series B
     Principal Protected Multi Asset Class Linked Notes, due April 29, 2011


                                October 27, 2006